Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

December 21, 2016

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on December 13, 2016, to Post-Effective Amendment No. 100, Amendment No. 101, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on November 21, 2016, with respect to the InfraCap REIT Preferred ETF series of the Trust (the “Fund”). I have reproduced your comments below, followed by our responses.

Prospectus

1.	We note that Infrastructure Capital Advisors, LLC (the “Sub-Adviser”), the Fund’s sub-adviser, is responsible for paying all Fund expenses except for the management fee and certain other fees. In light of this arrangement, please disclose in detail the role of the Sub-Adviser in overseeing/managing the entities providing the services it pays for.

RESPONSE: Virtus ETF Advisers LLC (the “Adviser”) oversees and manages all service providers to the Trust, including the Sub-Adviser. Pursuant to the Sub-Advisory Agreement with the Sub-Adviser, however, the Adviser has delegated to the Sub-Adviser the obligation to pay all of the ordinary operating expenses of the Fund, except for the management fee paid to the Adviser and certain other fees specified in the prospectus and Statement of Additional Information (“SAI” ) of the Fund. Although the Adviser has delegated to the Sub-Adviser the payment obligations with respect to certain fees of the Fund, the Adviser retains all oversight and management responsibility over the Trust’s service providers.

In order to clarify that the Adviser maintains oversight and management responsibility over the Trust’s service providers, the following disclosure will be added to the prospectus under the section entitled “MANAGEMENT OF THE FUND – INVESTMENT ADVISER,” and to the SAI under the section entitled “MANAGEMENT SERVICES – ADVISER”:

The Adviser is responsible for the oversight and management of all service providers to the Trust.

2.	Please disclose how the Adviser supervises and oversees the Sub-Adviser, and whether the Adviser has written policies and procedures in place detailing this supervision.

RESPONSE: The following disclosure will be added to the prospectus under the section entitled “MANAGEMENT OF THE FUND – INVESTMENT SUB-ADVISER,” and to the SAI under the section entitled “MANAGEMENT SERVICES – SUB-ADVISER” (new language is underlined):

The Sub-Adviser makes day-to-day investment decisions for the Fund and selects broker-dealers for executing portfolio transactions, subject to the Sub-Adviser’s best execution obligations and the Trust’s and the Sub-Adviser’s brokerage policies. The Adviser, however, will continue to have overall responsibility for the management and investment of the assets and responsibility for all advisory services furnished by the Sub-Adviser, and will supervise the Sub-Adviser in the performance of its duties for the Fund pursuant to written policies and procedures designed to prevent violations of applicable laws and regulations, Board procedures, and the provisions of the Fund’s prospectus and SAI, as supplemented from time to time.

3.	Please also disclose in detail what functions and processes of the Sub-Adviser the Adviser supervises and oversees.

RESPONSE: Please see response to Comment 2 above.

4.	Please confirm supplementally that all of the fees that are excepted out of the unified fee described in footnote 1 to the fee table are estimated to be 0.00%, as reflected in the “Other Expenses” line item.

RESPONSE: The Trust confirms that “Other Expenses” of the Fund are estimated to be 0.00%.

5.	Please provide additional disclosure about the index methodology of the Fund’s underlying index in the description of the Fund’s principal investment strategies. Please also provide, when responding to the Staff’s comments, the rules-based methodology (i.e., “white paper”) for the Fund’s underlying index.

RESPONSE: A copy of the white paper for the Fund’s underlying index has been attached hereto as Exhibit A. Additionally, the following disclosure has been added to the description of the Fund’s principal investment strategies (new language is underlined):

The Underlying Index. The Underlying Index, which was launched in January 2015, is a modified market cap weighted index designed to provide diversified exposure to high yielding liquid preferred securities issued by REITs listed in the U.S. The Underlying Index was co-developed and is co-sponsored by Infrastructure Capital Advisors, LLC, the Fund’s sub-adviser (the “Sub-Adviser”), and Indxx, LLC (“Indxx”), which is not affiliated with the Fund or the Fund’s adviser, Virtus ETF Advisers LLC. To be included

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in the Underlying Index, a security generally must meet the following minimum criteria as of each reconstitution date:

•	Security Type: Preferred Securities
•	Primary Exchange: United States
•	Type of Issuer: REIT
•	Market Capitalization: $75 million or more
•	6 Month Average Monthly Trading Volume: 250,000 shares or more
•	Yield to Worst (i.e., an estimate of the lowest potential yield that can be received on a preferred security without issuer default): 3% or more
•	Concentration: No single issuer will exceed 10% of its representation in the Underlying Index. No REIT sub-sector will exceed 30% of the Underlying Index, upon rebalance, with the exception of the Diversified REIT sub-sector, which will not exceed 35%.

The foregoing criteria are subject to certain additional proprietary conditions, limitations and exceptions. Once the investment universe is appropriately narrowed based on the foregoing criteria, all remaining securities are chosen as index constituents, which are then weighted based on their modified market capitalization. As of September 30, 2016, the Underlying Index contained 31 securities of 26 issuers. Indxx calculates and maintains the Underlying Index, and reconstitutes the Underlying Index on March 31 and September 30 of each year in accordance with the Underlying Index methodology and a market capitalization weighting. Market capitalization weighting means that each component security is weighted by the issuer’s market capitalization relative to the overall capitalization of the index.

6.	Add a small capitalization risk factor to the Fund’s prospectus under the “PRINCIPAL RISKS” of the Fund.

RESPONSE: Small capitalization risk will be added as a principal risk of the Fund.

7.	Under the section entitled “PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES” in the Fund’s prospectus, please remove the reference to the Fund paying these fees, as there are no 12b-1 fees in fee table.

RESPONSE: The reference to the Fund will be removed.

8.	To the extent ETFs are counted towards the Fund’s 90% policy, please disclose in either the Fund’s Item 4 or Item 9 disclosure that the Fund will consider the holdings of ETFs in determining compliance with its own 90% policy.

RESPONSE: The Fund will not count ETFs for determining its compliance with the 90% policy disclosed in the prospectus.

9.	The disclosure under the section entitled “ADDITIONAL INFORMATION REGARDING THE FUND’S INVESTMENT OBJECTIVE, STRATEGY AND RISKS – ETF and other Investment Company Risk” in the Fund’s prospectus provides that the Fund may invest in other investment companies. If this refers to registered investment companies only, please state that.

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RESPONSE: The disclosure will be revised to specify that the Fund may invest in “other registered investment companies.”

10.	Because the Fund may invest in ETFs and other investment companies, consider whether an Acquired Fund Fees and Expenses (“AFFE”) line item is required in the Fund’s fee table.

RESPONSE: The Trust does not anticipate that AFFE will be greater than 0.01%; therefore, an AFFE line item will not be included in the Fund’s fee table.

11.	Please confirm that, in future amendments, the year of the Fund’s inception will be provided in the disclosure relating to the amount of time the portfolio managers have served in such positions.

RESPONSE: The Trust notes the request and confirms it will make the change in future amendments to the Fund’s prospectus.

12.	Under the section entitled “MANAGEMENT OF THE FUND – PORTFOLIO MANAGERS” in the Fund’s prospectus, please disclose whether the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. If one of the portfolio managers is the lead portfolio manager, please disclose that the lead portfolio manager is primarily responsible for the day-to-day management of the Fund’s portfolio.

RESPONSE: The disclosure will be revised to reflect that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

13.	Under the section entitled “INVESTING IN THE FUND – INDICATIVE INTRA-DAY VALUE” in the Fund’s prospectus, please disclose what types of values are used for the holdings when calculating the indicative intra-day value (“IIV”)? In addition, consider whether there is any risk that may adversely affect the use of the IIV as an indicator of the current market value of the Fund’s shares. If you think this is a principal risk, consider disclosing it as one.

RESPONSE: The following disclosure will be added to the section entitled “INVESTING IN THE FUND – INDICATIVE INTRA-DAY VALUE” in the Fund’s prospectus:

The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close, which could affect premiums and discounts between the IIV and the market price of the Fund’s shares.

STATEMENT OF ADDITIONAL INFORMATION

14.	The Fund’s concentration policy provides that “the Fund will concentrate to approximately the same extent that the Fund’s index concentrates.” Because the Fund invests in an underlying index comprised primarily of preferred securities issued by REITs, please confirm that the Fund should not have a concentration policy in the real estate industry.

RESPONSE: The Fund will seek to concentrate its investments to approximately the same extent that its underlying index concentrates, as permitted by former Guide 19 of Form N-1A (which we understand continues to be the position of the U.S. Securities and Exchange

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Commission). The Trust notes, however, that the principal investment strategies section of the Fund’s prospectus currently discloses that the “Underlying Index is expected to be concentrated in the real estate industry,” and also discloses the related risks of concentration in the real estate industry under “Real Estate Industry/REIT Risk.”

15.	For a self-indexing ETF that allows itself to concentrate to the same extent as its underlying index, we would ask that you add disclosure to the “INVESTMENT LIMITATIONS” section that there will be firewalls between the Sub-Adviser’s index compilers and the portfolio management staff of the Fund, so that there will be no freedom of action to concentration.

RESPONSE: The following disclosure will be added to the “INVESTMENT LIMITATIONS” section of the Fund’s SAI (new language is underlined):

With respect to the above fundamental investment restriction regarding industry concentration, securities of the U.S. Government (including, without limitation, its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions and investments in other registered investment companies are not considered to be issued by members of any industry; and, if the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied. In addition, although the Fund’s underlying index (“Underlying Index” ) was co-developed and is co-sponsored by the Sub-Adviser, Indxx, LLC, a third-party index provider, is responsible for calculating, maintaining and rebalancing the Underlying Index. As a result of this arrangement, personnel of the Sub-Adviser do not have access to information concerning changes or adjustments to the Underlying Index, thereby limiting the Sub-Adviser’s freedom of action to concentrate the Fund’s assets in a particular industry pursuant to the Sub-Adviser’s discretion except in accordance with the rules-based methodology of the Underlying Index.

16.	In the SAI under the section entitled “PURCHASE AND REDEMPTION OF CREATION UNITS – REDEMPTION – Placement of Redemption Orders Outside Clearing Process,” there is disclosure providing that the “Fund may also, in its sole discretion, upon request of a shareholder, provide such redeemer a portfolio of securities which differs from the exact composition of the Deposit Securities but does not differ in NAV.” Please remove this disclosure or explain how this is permitted in light of representation 17 in the Notice relating to the Trust’s ETF exemptive relief, which provides that the names and quantities of instruments that constitute the Deposit Instruments and Redemption Instruments will be identical.

RESPONSE: The referenced disclosure will be revised as follows:

To the extent permitted by the Fund’s exemptive relief, the Fund may, in its sole discretion, provide such redeemer a basket of cash and/or securities which differs from the exact composition of the Deposit Securities but does not differ in NAV.

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* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

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Exhibit A

InfraCap REIT Preferred Stock Index

Methodology

October 2016

Table of Contents

InfraCap REIT Preferred Stock Index	3
Index Description	3
Selection Pool	3
Index Creation Process	4
Weighting	4
Reconstitution and Rebalancing Rules	4
Corporate Actions	5
Index Policy	7
Disclaimer	8

InfraCap REIT Preferred Stock Index

Index Description

The InfraCap REIT Preferred Stock Index is a modified market cap weighted index designed to provide diversified exposure to high yielding liquid preferred securities issued by Real Estate Investment Trusts listed in the US.

Selection Pool

Amount Issued

The minimum amount issued should be at least US$ 75 million

Liquidity

The average monthly shares traded over the past six months should be at least 250,000 shares per month

Exchange

For index purposes, the preferred security should have been listed on any of the US stock exchanges

Security Type

Preferred Securities

Sector

Preferred Securities must be issued by Real Estate Investment Trusts in order to be eligible for inclusion in the index

Yield to Worst

The minimum yield to worst should be at least 3%

Convertible Issues

Securities which have a mandatory conversion provision are excluded

Index Creation Process

A master list of the securities is initially prepared from the applicable Index Universe by applying the criteria of amount issued and sector. All preferred securities issued by REITs, with i) amount issued below US$ 75 million, and ii) mandatory conversion provisions, are excluded. The remaining companies are screened for turnover and securities with a 6-month average monthly turnover of less than 250,000 shares are eliminated to obtain a ‘Selection List’.

The Selection List is screened to exclude those securities which have a yield to worst less than 3%. All remaining securities are chosen as index constituents. All index constituents in the portfolios are weighted based of their modified market capitalization.

Weighting

All constituents in the portfolios are weighted based on their modified market capitalization subject to the following caps-

1)	No single issuer can have more than 10% exposure in the index, and
2)	No REIT sub sector can have more than 30% exposure in the index, with the exception of Diversified REIT which can have up to 35% weight in the index.

The excess weight is proportionately allocated to the remaining constituents.

Reconstitution and Rebalancing Rules

The index follows Semi-Annual reconstitution and rebalancing.

•	The index follows a Semi-Annual reconstitution. New portfolio becomes effective at the close of last US trading day of March and September each year. This day is called the “Effective Day”.
•	The security selection and portfolio creation process starts on the Friday at least a month before the ‘Effective Date’. This day is called the “Selection Date”. The final portfolio constituents are shortlisted from a selection pool of all eligible securities selected on the Selection Date.
•	Weights are calculated five trading days prior to the Effective Day. Index Shares are frozen using weights as of this day.

Corporate Actions

The following corporate actions (such as stock splits, special dividends, spin-offs and rights offerings) are applied to Price Return indices on the ex-date or earlier as decided by the Index Committee.

Corporate Action	Description	Treatment	Adjustment
Addition and deletion	In case a constituent is added, removed or replaced with another constituent in the Index.	In case of addition and deletion from an index, the divisor is adjusted to reflect the change in market value.	Divisor Adjustment
Preferred Stock Split	A stock split is a decision by the company’s board of directors to increase the number of shares that are outstanding by issuing more shares to current shareholders.	Preferred stock splits will be adjusted for on the ex- date. The number of shares will increase times the adjustment factor for the split and the stock puce will be reduced since the number of shares outstanding has increased.	No divisor adjustment
Delisting	Delisting refers to the practice of removing the stock of a company from a stock exchange so that investors can no longer trade shares of the stock on that exchange.	The security would be removed from the index, and the invested amount in the delisted security will be reinvested into the index.	Divisor Adjustment
Issuer Bankruptcy	Bankruptcy is a legal proceeding involving a person or business that is unable to repay outstanding debts.	The preferred security of the issuer would be removed from the index, and the invested amount in the acquired security will be reinvested into the index.	Divisor Adjustment
Temporary Delisting / Prolonged Trading Suspension	A temporary delisting/trading suspension occurs when a security stops trading on the stock exchange for a certain time period. This usually occurs when a publicly-traded company is going to release significant news about itself.	The security would be removed from the index based on the Index Committee’s decision and the invested amount in the acquired security will be reinvested into the index.	Divisor Adjustment

Corporate Action	Description	Treatment	Adjustment
Dividends	Dividends are payments made by a corporation to its shareholder members. It is the portion of corporate profits paid out to shareholders.	Dividend payments (both ordinary and special) will be reinvested in the total return index on the ex-dividend date. This means that going forward this additional money will be used to buy additional shares in the future.	Stock Adjustment
Additional Issuance of Shares	Additional issuance refers to the process of providing new shares to current/existing shareholders in a company, based upon the number of shares owned by them.	The new number of shares will be adjusted in the subsequent reconstitution.	No Adjustment
Call	Certain preferred securities have an in built call option, wherein the issuer has the right to call the security at a predefined price, after a pre decided date. All terms pertaining to the call provisions, such as call price, callable date, etc., are defined in the prospectus of the preferred security.	If an issuer calls a constituent, it is removed from the index. However, in case the issuer chooses not to call the security, no change is made to the index.	Divisor Adjustment
Partial Call	In case of a partial call, the issuer may choose to redeem only a portion of the outstanding preferred stock.	On the redemption date, the number of shares will be reduced to account for the number of shares called and the price of the security will be adjusted to the call price.	Divisor Adjustment
Conversion	Certain preferred securities have an in built conversion provision, wherein the issuer has an option to convert their outstanding preferred shares into common shares. All terms pertaining to the conversion provisions, such as the conversion rate etc., are defined in the prospectus of the preferred security.	If the issuer chooses to convert outstanding issues, the security will be removed from the index. However, in case the issuer chooses not to convert the security, no change is made to the index.	Divisor Adjustment

Index Policy

Index Committee Policy

The Index Committee is responsible for setting policy, determining index composition, and administering the indices in accordance with the Indxx index methodology. The Index Committee reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock. Continued index membership of a constituent is not necessarily subject to the guidelines provided in each of the Indxx index methodology. A stock may be considered for exclusion by the Index Committee on the basis of corporate governance, accounting policies, lack of transparency and lack of representation, despite meeting all the criteria provided in each of the Indxx index methodology.

Announcements

Announcements of additions and deletions of constituents, due to various corporate actions mentioned above, in the middle of the year will be decided by the Index Committee. This will be communicated to the client well ahead of time. Also important news items as well as corporate actions with respect to all the constituents of the index will be informed to the client on a weekly basis.

Holiday Schedule

The index is calculated when the U.S. equity markets are open. In situations where an exchange is forced to close early due to unforeseen events, the index will be calculated based on the closing prices published by the exchange, or if no closing price is available, the last regular trade reported for each stock before the exchange closed.

Disclaimer

This methodology document and all information contained herein including, without limitation, all text, data, graphs, charts, visuals and theory (collectively, the “information”), were created by and is the sole property of Indxx, LLC. Redistribution, reproduction and/or photocopying of this document in whole or part is prohibited without written permission from Indxx. All information in this document provided by Indxx is impersonal and not tailored to the needs of any person, entity or group. None of the information constitutes an attempt at an offer to sell (or an attempt of an offer to buy), or a promotion or recommendation of, any security, product, investment vehicle or any trading strategy, and Indxx does not endorse, approve or otherwise express any opinion regarding any issuer, security, financial product, instrument, or trading strategy. None of the information, Indxx indices, models, other products or services contained herein is intended to constitute investment advice or a recommendation to make (or refrain from making) any kind of investment decision and should not be relied on as such. A decision to invest in any investment fund or other vehicle should not be made based solely on information or statements contained in this document. Prospective investors are advised to make an investment in any such fund or other vehicle only after carefully considering the risks, fees and expenses associated with investing, as detailed in an offering memorandum or similar document that is prepared by or on behalf of the issuer of the investment fund or other vehicle. Historical data, analysis and performance of Indxx indices should not be taken as an indication or guarantee of any future performance. Indxx does not guarantee the accuracy and/or completeness of any Indxx index, any data included herein, or any data from which it is based, and Indxx shall have no liability for any errors, omissions, or interruptions therein. All information in these materials in provided “as is” and the content may change without notice.

For more information on the index, please email info@indxx.com.

Learn more at www.indxx.com.

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